October 29, 2012

Tom Kluck
Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sprott Physical Platinum and Palladium Trust
Amendment No. 5 to Registration Statement on Form F-1

Dear Mr. Kluck:

Reference is made to Amendment No. 4 to the registration statement on Form F-1 (File No. 333-179017) of Sprott Physical Platinum and Palladium Trust (the “Trust”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR on September 4, 2012 (the “Registration Statement”).  The Registration Statement relates to the proposed registration of the Trust’s units under the Securities Act of 1933, as amended, in connection with the Trust’s proposed initial public offering.  By letter dated September 21, 2012 (the “Comment Letter”), the Staff of the Commission (the “Staff”) provided the Trust with its comments regarding the Registration Statement and the prospectus included therein.

In response to the Staff’s comments included in the Comment Letter, the Trust has amended the Registration Statement and filed Amendment No. 5 to the Registration Statement on October 29, 2012 (the “Amended Registration Statement”).  The following numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.  References to page numbers in the responses below are to page numbers in the prospectus included in the Amended Registration Statement (the “Prospectus”).  Capitalized terms used but not defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1

Comment 1:  Please disclose on your prospectus cover page that you are an emerging growth company.

Response: The Trust respectfully advises the Staff that it has revised the prospectus cover page with the appropriate disclosure.

Comment 2: Revise your prospectus to describe how and when a company may lose emerging growth company status.

Response: The Trust respectfully advises the Staff that it has revised the Prospectus Summary on page 4 to include the appropriate disclosure.

Comment 3: Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A (a) and (b) of the Securities Exchange Act of 1934; and State your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or if you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor.

Response: The Trust respectfully advises the Staff that it has revised the Prospectus Summary on page 4 to include the appropriate disclosure. The Trust has elected to opt out of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) and will not provide a risk factor.

Comment 4: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Trust respectfully advises the Staff that there is no intention for such materials or reports to be used.

In addition, the Trust respectfully advises the Staff that the Trust has updated and supplemented certain of the industry information contained in the Prospectus.  Supporting data and materials for such updates is being provided to the Staff supplementally. The Trust thanks the Staff for its close attention to the Registration Statement and looks forward to receipt of any additional comments.

Please feel free to telephone the undersigned at (202) 661-7150 or Joanne Skerrett at (202) 661-7198 with any questions or comments.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Anthony Tu-Sekine
Anthony Tu-Sekine

Enclosure